VIRALYTICS LTD
ONCOLYTIC VIRUSES

RECEIVED
2007 MAR 20 A 10:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

5th March 2007

07021946

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

PROCESSED
MAR 2 3 2007
THOMSON FINANCIAL

SUPPL

Attention: Mr. Elliot Staffin

Re: ~~Viralytics~~ Limited
12g3-2(b) Information
File No. 82-34945

Dear Mr. Staffin

Enclosed please find information that Viralytics Limited is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

The attached documents are being furnished with the understanding that:

- they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act; and
- neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Viralytics Limited is subject to the Securities Exchange Act.

If you have any questions or comments, please call the undersigned on telephone 61 2 9499 3200.

Bryan Dulhunty
Executive Chairman

dw 3/20

Viralytics Ltd ABN 12 010 657 351
www.viralytics.com
t +61 2 9499 3200 f +61 2 9499 3300
8/33 Ryde Road Pymble NSW 2113
Australia

RECEIVED
2007 MAR 20 A 10:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Viralytics Ltd

ABN 12 010 657 351

Appendix 4D

Half Year Report

For the 6 months ended December 2006 (current period)
and the previous corresponding period 6 months ended 31 December 2005

Results for announcement to the market

				$A'000
Revenue from ordinary activities:	Up	300%	to	84
(Loss) from ordinary activities after tax attributable to members:	Down	48%	to	(2,274)
Net (loss) for the period attributable to members:	Down	48%	to	(2,274)

	Current period	Previous corresponding Period
Net tangible asset backing per ordinary security	3.5 cents	2.7 cents
Basic earnings/(loss) per share	(1.1) cents	(3.3) cents

An explanation of the result of the current period are set out in the Directors Report contained in the attached audit reviewed half-year Financial Report.

Full Financial details of the Company are also contained in the attached audit reviewed half-year Financial Report

Dividends: It is not proposed that any dividend will be paid. No dividends were paid in the previous corresponding period.

Viralytics Limited

ABN 12 010 657 351

HALF-YEAR FINANCIAL REPORT

31 DECEMBER 2006

Corporate Information

Directors

Mr. Bryan Dulhunty	Executive Chairman
Dr. Dennis Feeney	Non-Executive Director
Assoc. Professor Darren Shafren	Non-Executive Director

Company Secretary

Mr. Bryan Dulhunty

Principal Place of Business

8/33 Ryde Road
Pymble NSW 2073

Registered Office

McCullough Robertson
Level 11, 66 Eagle Street
Brisbane, QLD 4001

Auditors

Bentleys MRI, Chartered Accountants
Level 26, AMP Place, 10 Eagle Street
Brisbane QLD 4000

Share Registry & Register

Link Market Services Ltd
300 Queen Street
Brisbane QLD 4000
Ph: (07) 3228 4219

Web site

www.viralytics.com

Contact Information

Ph: (02) 9499-3200
Fax: (02) 9499-3300
Email: investorrelations@viralytics.com

Directors' Report

Your directors' submit their report on the company and its controlled entities for the half-year ended 31 December 2006.

DIRECTORS

The names of the directors of the company in office at the date of this report are:

Mr. Bryan Dulhunty:	Executive Chairman
Dr. Dennis Feeney:	Non-Executive Director
Assoc. Professor Darren Shafren:	Non-Executive Director

RESULTS AND DIVIDENDS

The loss after tax of the company for the half-year was $2,274,614 (prior period loss of $4,771,297).

No dividend was proposed or paid.

REVIEW OF OPERATIONS

The six month period ended 31 December 2006 covered by this report was an exceptionally strong operational period for the Company.

INTELLECTUAL PROPERTY

The Company's Intellectual Property (IP) position was significantly strengthened during the period when all conditions relating to the Virotarg IP license were met and the Company was able to call for assignment of the IP.

The Company's research and development research continues to add to the strength of the Company's IP portfolio.

CLINICAL TRIALS

The Company's clinical trial program has met its first significant milestone and gained Ethics Committee approval from two Australian hospitals for two different administration methods covering 3 cancer types: Prostate, Breast and Melanoma.

In November, the Company gained Ethics Committee approval from a major Australian Hospital to conduct a Phase I, 9 patient, open label study of CAVATAK™ given intratumourally in Stage IV melanoma.

In November, the Company lodged an Ethics Committee submission for a 26 patient intravenous administration, Phase I, dose escalation trial, using CAVATAK™ in late stage Breast, Prostate and Melanoma cancer patients. Ethics Committee approval for this trial was granted on 12 January 2007.

Directors' Report

The testing of CAVATAK™ for adventitious agents was completed by a number of accredited, independent laboratories. This cleared the way for CAVATAK™ to be used in approved human trials.

RESEARCH AND DEVELOPMENT

The Company continued to advance its clinical trial based research and development program. The Company presented strong preclinical research results in Breast cancer, Prostate cancer and Multiple Myeloma at an International European conference in November 2006. These results were instrumental in lodging and gaining approval of the 26 patient intravenous administration, Phase I, dose escalation trial discussed above.

During the period virus production was successfully scaled up, allowing the production of sufficient viral stock of CAVATAK™ to allow completion of the abovementioned human trials.

During the period, work has commenced on the establishment of an Echovirus type 1 master virus cell bank. Development of this second virus is expected to enable the Company to conduct human trials in a greater range of cancers.

CORPORATE

The Company changed its name to Viralytics Limited. The name change was designed to reflect the Company's focus on its Virotherapy technology.

The period saw the successful completion of the $6.6m underwritten prospectus and re-quotation of the Company on the ASX.

The Company announced the commencement of trading of its American Depositary Receipts (ADR).

CASH MANAGEMENT

As can be seen from the description above, the 6 month period ended 31 December 2006 was a strong operational period for the Company. Whilst delivering strong operational results the Company has been able to significantly reduce its operational cash outflow from the implementation of a continual cost cutting program.

Cash expenditure on operational activities for the period ended 31 December 2006 was $1.9m. For the corresponding prior period cash expenditure on operational activities was $2.6m. A reduction of $700,000. The Company is focused on cutting its overhead and corporate costs and directing funds to strengthening its Intellectual Property portfolio, a focused research and development program and expanding its clinical trial program.

Directors' Report

INVESTMENTS

Analytica Limited (ASX code: ALT)

Viralytics Ltd owns 26.7% of the outstanding capital of Analytica. This investment has a carrying value of $1m. (Market value at 31 December 2006 was $1.24m) Analytica is developing a range of medical devices and has formed a distribution joint venture with a Chinese medical devices manufacturer to further these aims. For further information please refer to the Analytica website www.analyticaltd.com

CBio Ltd

Viralytics Ltd owns 4.6% of the outstanding capital of CBio Limited. CBio Ltd is a public non-listed Company. This investment has a carrying value of $3.6m or $3 per share. (The cost price of this investment was $1.2m or $1 per share) CBio is developing the product CPN10 for the potential treatment of a range of inflammatory diseases. For further information please refer to the CBio website www.cbio.com.au

InJet Digital Aerosols Limited (IDAL)

Viralytics owns 45.3% of the outstanding capital of IDAL. IDAL is a public non-listed company. It has a patent portfolio which is licensed to Canon Inc for the purposes of commercialisation of this technology. For further information please refer to the IDAL website www.injet.com.au

Sorafin (Intellectual Property)

Viralytics Ltd owns an intellectual patent portfolio for the potential treatment of Psoriasis and Atopic Dermatitis. The Company is looking to out-license this IP.

THE NEXT SIX MONTHS

The Company is expecting another operationally strong 6 months with the commencement of human trials and expected strong research results. The Company will be focusing on building its international reputation with an emphasis on peer group publications and a strengthening of international associations.

Auditor's Independence Declaration

A statement of independence has been provided by our auditors, Bentleys MRI, Chartered Accountants and is included at page 21.

Signed in accordance with a resolution of directors

Mr Bryan Dulhunty
Executive Chairman
Sydney Date 26 February 2007

Condensed Income Statement

for the half-year ended 31 December 2006

	CONSOLIDATED	
	December 2006 $	December 2005 $
Interest from other persons/corporations	84,246	18,839
Other income	-	9,065
Total Income	84,246	27,904
Research and development	(1,070,207)	(1,327,374)
Borrowing costs – other persons	(2,792)	-
Amortisation of intangibles	(112,349)	(1,094,830)
Employee costs	(230,087)	(705,023)
Administration expenses	(628,963)	(672,293)
Depreciation expense	(83,971)	(85,234)
Share based payments	-	(46,000)
Total Expenses	(2,128,369)	(3,930,754)
Share of net losses of associates accounted for using the equity method	(230,491)	(868,447)
(Loss) from ordinary activities before income tax	(2,274,614)	(4,771,297)
Income tax expense	-	-
(Loss) from ordinary activities after income tax	(2,274,614)	(4,771,297)
Basic earnings/(loss) per share (cents per share)	(1.1 cents)	(3.3 cents)
Diluted earnings/(loss) per share (cents per share)	(1.0 cents)	(3.0 cents)

The accompanying notes form part of these financial statements.

Condensed Balance Sheet

for the half-year ended 31 December 2006

		CONSOLIDATED	
	Notes	December 2006 $	June 2006 $
ASSETS			
Current Assets			
Cash and cash equivalents		3,245,736	3,357,221
Trade and other receivables	2	405,734	509,071
Total Current Assets		3,651,470	3,866,292
Non-Current Assets			
Plant and equipment		494,845	565,571
Investments	3	4,648,222	4,748,713
Intangible assets	4	5,240,708	3,145,857
Trade and other receivables		56,298	56,298
Total Non-Current Assets		10,440,073	8,516,439
TOTAL ASSETS		14,091,543	12,382,731
LIABILITIES			
Current Liabilities			
Trade and other payables	5	441,676	2,782,517
Provisions		32,759	66,920
Total Current Liabilities		474,435	2,849,437
TOTAL LIABILITES		474,435	2,849,437
NET ASSETS		13,617,108	9,533,294
EQUITY			
Issued capital	6	39,918,457	33,560,029
Reserves		3,504,000	3,504,000
Accumulated losses		(29,805,349)	(27,530,735)
TOTAL EQUITY		13,617,108	9,533,294

The accompanying notes form part of these financial statements.

Condensed Statement of Changes in Equity

for the half-year ended 31 December 2006

	CONSOLIDATED			
	$ Share Capital	$ Accumulated losses	$ Reserves	$ Total
Balance at 1-7-2005	25,903,550	(18,258,352)	1,058,000	8,703,198
Loss for period	-	(4,771,297)	-	(4,771,297)
Share based expense	-	-	46,000	46,000
Issue of share capital	2,428,758	-	-	2,428,758
Exercise of Options	89,000	-	-	89,000
Cost of capital raising	(106,592)	-	-	(106,592)
Balance at 31-12-2005	28,314,716	(23,029,649)	1,104,000	6,389,067
Balance at 1-7-2006	33,560,029	(27,530,735)	3,504,000	9,533,294
Loss for period	-	(2,274,614)	-	(2,274,614)
Issue of share capital	6,243,855	-	-	6,243,855
Cost of capital raising	(330,627)	-	-	(330,627)
Exercise of Options	445,200	-	-	445,200
Balance at 31-12-2006	39,918,457	(29,805,349)	3,504,000	13,617,108

The accompanying notes form part of these financial statements.

Condensed Cash Flow Statement

for the half-year ended 31 December 2006

	CONSOLIDATED	
	December 2006 $	December 2005 $
Cash flows from Operating Activities		
Receipts from customers	-	6,598
Payments to suppliers and employees	(1,004,718)	(1,504,704)
Research Costs	(995,981)	(1,152,107)
Interest received	84,246	19,124
Finance costs	(2,792)	-
Net cash provided by/(used in) operating activities	(1,919,245)	(2,631,089)
Cash flows from Investing Activities		
Purchase of Plant and equipment	(13,247)	(75,518)
Non-current security deposit	-	22,831
Investment in associated company		
- Analytica Ltd	-	(5,000)
- IDAL	(130,000)	-
Acquisition of Virotherapy Intellectual Pproperty	(2,000,000)	-
Net cash provided (used in) investing activities	(2,143,247)	(57,687)
Cash flows from Financing Activities		
Proceeds from share issue	4,460,508	2,053,758
Proceeds from unallotted shares	-	192,750
Cost of fund raising	(509,501)	-
Net cash provided by financing activities	3,951,007	2,246,508
Net increase/(decrease) in cash held	(111,485)	(442,268)
Cash at beginning of the financial period	3,357,221	1,407,774
Cash at the end of the financial period	3,245,736	965,506

The accompanying notes form part of these financial statements.

Notes to the Financial Statements

for the half-year ended 31 December 2006

1. BASIS OF PREPARATION OF THE HALF-YEAR FINANCIAL REPORT

This half-year financial report is a general-purpose financial report that has been prepared in accordance with Australian Accounting Standard AASB134 'Interim Financial Reporting', other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

The half-year financial report should be read in conjunction with the Annual Financial Report of Viralytics Limited (formerly Psiron Limited) as at 30 June 2006. It is recommended that the half-year financial report be considered together with any public announcements made by Viralytics Limited during the half-year ended 31 December 2006 in accordance with the continuous disclosure obligations arising under the Corporations Act 2001.

Except as described below, the accounting policies applied by the consolidated entity in this half-year financial report are the same as those applied by the consolidated entities consolidated financial report as at and for the year ended 30 June 2006.

The half-year report does not include full disclosure of the type normally included in an annual financial report.

Going Concern

The financial report for the half-year ended 31 December 2006 is prepared on a going concern basis.

If additional funding is needed the Company may be able to realise its investments or it may be able to raise additional funds from the equity markets.

The directors believe they have access to sufficient funds to satisfy creditors as and when they fall due.

However, if forecast costs and revenues are not met then the company may be unable to continue as a going concern. No adjustments have been made relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the company not continue as a going concern.

Accounting Policies

a) Principles of Consolidation

A controlled entity is any entity controlled by Viralytics Limited. Control exists where Viralytics Limited has the capacity to dominate the decision making in relation to the financial and operating policies of another entity so that the other entity operates with Viralytics Limited to achieve the objectives of Viralytics Limited.

All inter-company balances and transactions between entities in the economic entity, including any unrealised profits or losses, have been eliminated on consolidation

Notes to the Financial Statements

for the half-year ended 31 December 2006 continued

Accounting Policies continued

a) Principles of Consolidation continued

Where controlled entities have entered or left the economic entity during the year; their operating results were included from the date control was obtained or until the date control ceased.

Outside interests in the equity and results of controlled entities are shown as a separate item in the consolidated financial report.

The economic entity comprises the financial report of Viralytics Limited and of its controlled entities.

b) Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts.

c) Financial Instruments

Recognition

Financial Instruments are initially measured at cost on trade date, which includes transaction costs, when the related contractual rights or obligations exist. Subsequent to initial recognition these instruments are measured as set out below.

Financial Assets at fair value through profit and loss

A financial asset is classified in this category if acquired principally for the purpose of selling in the short term, or if so designated by management and within the requirement of AASB139. 'Recognition and Measurement of Financial Instruments'. Realised and unrealised gains and losses arising from changes in the fair value of these assets are included in the income statement in the period in which they arise.

Loans and Receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are stated at amortised cost using the effective interest rate method.

Available-For-Sale Financial Assets

Available-for-sale financial assets are reflected at fair value. Unrealised gains and losses arising from changes in fair value are taken directly to equity.

Notes to the Financial Statements

for the half-year ended 31 December 2006 continued

Accounting Policies continued

d) Impairment of Assets

At each reporting date the Company reviews the carrying values of its tangible and intangible assets to determine whether there is any indication that those assets have been impaired. If such an indication exists, the recoverable amount of the asset, being the higher of the asset's fair value less costs to sell and value in use, is compared to the asset's carrying value. Any excess of the asset's carrying value over its recoverable amount is expensed to the income statement.

Impairment testing is performed annually for goodwill and intangible assets with indefinite lives.

Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

e) Plant and Equipment

Each class of plant and equipment is carried at cost less depreciation and impairment losses.

The carrying amount of plant and equipment is reviewed annually by directors to ensure it is not in excess of the recoverable amount of these assets. The recoverable amount is assessed on the basis of the expected net cash flows that will be received from the assets employment and subsequent disposal. The expected net cash flows have been discounted to their current values in determining recoverable amounts.

Depreciation is provided on a straight-line basis on all plant and equipment. The major depreciation periods are:

Computer Equipment:	2-3 years
Furniture & Fittings	5 years

The assets residual value and useful lives are reviewed and adjusted if appropriate at each balance sheet date.

An assets carrying value is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposal are determined by comparing proceeds with the carrying amounts. These gains and losses are included in the income statement. When revalued assets are sold, amounts included in the revaluation reserve relating to that asset are transferred to retained earnings.

(f) Investments in Associates

Investments in associate companies are recognised in the financial statements by applying the equity method of accounting where significant influence is exercised over an investee. Significant

Notes to the Financial Statements

for the half-year ended 31 December 2006 continued

Accounting Policies continued

(f) Investments in Associates continued

influence exists where the investor has the power to participate in the financial and operating policy decisions of the investees but does not have control or joint control over these policies.

g) Intangibles

Patents

Patents are recognised at the cost of acquisition. Patents have a finite life and are carried at cost less any accumulated amortisation and any impairment losses. Patents are amortised over their useful lives of 20 years or less. Amounts incurred in acquiring and extending patents are expensed as incurred, except to the extent that such costs are expected beyond any reasonable doubt to be recoverable.

Intellectual Property – Virotarg Licence

Intellectual property has been brought to account at cost of acquisition. The Virotarg licence was originally being written off over the licence period (two years) ending November 2006.

In December 2006, the intellectual property included under the licence agreement was assigned to Viralytics Ltd. The licensing agreement was hence terminated. The acquired patents (previously the subject of the licence) are being written off over the life of the shortest patent.(14 years). This amortisation change was made effective 1 July 2006.

h) Employee Benefits

Provision is made for the Company's liability for employee benefits arising from services rendered by employees to balance date. Employee benefits that are expected to be settled within one year have been measured at the amounts that are expected to be paid when the liability is settled, plus non-related on-costs. Employee benefits payable later than one year have been measured at the present value of expected future cash outflows to be made for those benefits.

i) Provisions

Provisions are recognised when the Company has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result and that outflow can be reliably measured.

j) Revenue Recognition

Revenue from the sale of goods is recognised when goods are delivered to customers.

Interest revenue is recognised on a proportional basis taking into account the interest rates applicable to the financial assets.

Notes to the Financial Statements

for the half-year ended 31 December 2006 continued

Accounting Policies continued

j) Revenue Recognition continued

Dividend revenue is recognised when the right to receive a dividend has been established.

Revenue from the rendering of a service is recognised upon the delivery of services.

All revenue is stated net of the amount of goods and services tax (GST).

k) Research and Development Expenditure

Amounts incurred on research and development activities are expensed as incurred, except to the extent that such costs are expected beyond any reasonable doubt to be recoverable.

l) Income Taxes

The charge for current income tax expense is based on the profit for the year adjusted for any non-assessable or disallowed items. It is calculated using tax rates that have been enacted or are substantially enacted by the balance sheet date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. No deferred income tax will be recognised from the initial recognition of an asset or liability, excluding a business combination, where there is no effect on accounting or taxable profit or loss.

Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is realised or liability is settled. Deferred tax is credited in the income statement except when it relates to items that may be credited directly to equity in which case the deferred tax is adjusted directly against equity.

Deferred income tax assets are recognised to the extent that it is probable that future tax profits will be available against which deductible temporary differences can be utilised.

The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income taxation legislation and the anticipation that the economic entity will derive sufficient future assessable income to enable the benefit to be realised and comply with the conditions of deductibility imposed by the law.

m) Goods and Services Tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST) except where the amount of GST incurred is not recoverable from the taxation authority, it is recognised as part of the cost of acquisition of an asset or as part of an item of expense.

Receivables and Payables in the balance sheet are shown inclusive of GST.

Notes to the Financial Statements

for the half-year ended 31 December 2006 continued

Accounting Policies continued

m) Goods and Services Tax continued

Cash flows are included in the Cash Flow Statement on a gross basis except for the GST component of investing and financing activities, which are disclosed as operating cash flows.

n) Comparative Figures

Where required by Accounting Standards comparative information has been adjusted to conform with changes in presentation for the current year.

	December 2006 $	June 2006 $
2. RECEIVABLES – CURRENT		
Other debtors	405,734	509,071
	405,734	509,071

	December 2006 $	June 2006 $
3. INVESTMENTS		
(a) Investment in unlisted entities at fair value		
- CBio Ltd	3,600,000	3,600,000
- InJet Digital Aerosols Inc	704,200	704,200
Provision for diminution in value	(704,200)	(704,200)
	-	-
(b) Investment in equity accounted associates		
- InJet Digital Aerosols Ltd	37,354	-
- Analytica Limited	1,051,001	1,525,810
Impairment losses	(40,133)	(377,097)
	1,010,868	1,148,713
Total Investments	**4,648,222**	**4,748,713**

Notes to the Financial Statements

for the half-year ended 31 December 2006 continued

3. INVESTMENTS continued

(c) Investments accounted for using the equity method	December 2006 $	June 2006 $
- InJet Digital Aerosols Ltd 45.34% ownership interest		
Share of associate's net loss after tax	(79,936)	(134,638)
Prior year shortfall carried forward	(12,710)	(31,357)
Share of Net Loss	(92,646)	(165,995)
- InJet Digital Aerosols Ltd		
Carrying amount of investment		
Balance at beginning of year	-	116,786
New Investment	130,000	-
Share of loss to extent of carrying value	(92,646)	(102,743)
Share of loss on dilution of investment	-	(14,043)
Carrying amount of investment at end of period	**37,354**	**-**
Share of associate's assets and liabilities		
Current Assets	51,618	68,656
Current Liabilities	(14,264)	(100,524)
Net Assets	37,354	(31,868)
Accumulated losses attributable to associate		
Balance at beginning of year	(517,852)	(383,214)
Share of associates losses for period	(79,936)	(134,638)
Balance at end of period	(597,788)	(517,852)

Notes to the Financial Statements

for the half-year ended 31 December 2006 continued

3. INVESTMENTS continued

(c) Investments accounted for using the equity method	December 2006 $	June 2006 $
- Analytica Limited 26.67% ownership interest		
Share of associate's net loss after tax	(97,712)	(820,490)
Share of Net Loss	(97,712)	(820,490)
- Analytica Limited		
Carrying amount of investment		
Balance at beginning of year	1,148,713	2,341,300
New Investment	-	5,000
Share of loss to extent of carrying value	(97,712)	(820,490)
Impairment Losses	(40,133)	(377,097)
Carrying amount of investment at end of period	**1,010,868**	**1,148,713**

The market value of shares in Analytica using the closing price of the shares at 31 December 2006 of 2.7 cents was $1,240,610.

Share of associate's assets and liabilities		
Current Assets	48,072	89,876
Non-current assets	28,091	29,625
Current Liabilities	(79,022)	(24,652)
Net Assets	(2,859)	94,849
Accumulated losses attributable to associate		
Balance at beginning of year	(1,429,190)	(608,700)
Share of associates losses for period	(97,712))	(820,490)
Balance at end of period	(1,526,902)	(1,429,190)

Notes to the Financial Statements

for the half-year ended 31 December 2006 continued

	December 2006 $	June 2006 $
4. INTANGIBLE ASSETS		
Intellectual Property – Virotarg Licence	5,240,708	3,145,857
Movement in Intangibles		
Opening balance at 1 July	6,303,600	3,769,600
Issue of shares on meeting milestones in accordance with licence agreement: Issued on 26 August 2005, 25 November 2005 and 29 June 2006	-	534,000
Final issue of shares required under Virotarg Development and Licence Agreement: Issued 14 December 2006	2,207,200	-
Cash payment on production milestone	-	2,000,000
Closing cost at end of period	8,510,800	6,303,600
Accumulated amortisation	(3,270,092)	(3,157,743)
Net carrying value at end of period	5,240,708	3,145,857
5. TRADE AND OTHER PAYABLES		
Trade creditors	307,178	2,380,736
Other payables	134,498	401,781
	441,676	2,782,517
6. ISSUED CAPITAL		
Ordinary Shares – Issued and fully paid	39,918,457	33,560,029

Notes to the Financial Statements

for the half-year ended 31 December 2006 continued

6. ISSUED CAPITAL continued

Movements in ordinary shares on issue	Number	December 2006 $
At 1 July 2006	194,435,636	33,560,029
Virotarg licence allotment	15,500,000	2,207,200
Options exercised	4,000,000	445,200
Non-renounceable Rights Issue at 15.0 cents	26,910,868	4,036,655
Costs of capital raising	-	(330,627)
At 31 December 2006	240,846,504	39,918,457

Options

	December 2006	June 2006
Unlisted option issued under the Employee share plan	1,570,000	1,570,000
Other unlisted options	10,550,000	13,050,000
	12,120,000	14,620,000

Movements in Options	
Balance at the beginning 1 July 2006	14,620,000
Options issued	2,000,000
Other Options exercised	(4,000,000)
Other options that lapsed	(500,000)
Balance at 31 December 2006	12,120,000

7. SEGMENT INFORMATION

In the current reporting period the Company operated only in Australia within the medical research and technology sector.

8. CONTINGENT LIABLITIES/GUARANTEE

Viralytics Ltd and the Australian Technology Innovation Fund Limited, jointly and severally, guarantee the performance of the obligations of InJet Digital Aerosols Limited (IDAL) in the licence agreement between Canon Inc and IDAL. The guarantee includes, without limitation, the grant of the exclusive licence of the patents to Canon and the refund of the initial upfront fee of US$1 million to Canon in case of a material breach of the licence agreement by IDAL.

Notes to the Financial Statements

for the half-year ended 31 December 2006 continued

9. SUBSEQUENT EVENTS

There have not been any matters or circumstances that have arisen since the end of the period, that have significantly affected, or may significantly affect, the operations of the company, the results of those operations, or the state of affairs of the company in financial years after the half-year period.

Directors' Declaration

The directors' of the Company declare that:

(1) the financial statements and notes, as set out on pages 5 to 19:

(a) comply with Accounting Standard AASB 134: Interim Financial Reporting and the Corporations Regulations, and

(b) give a true and fair view of the company's financial position as at 31 December 2006 and the performance for the half-year ended on that date.

(2) subject to the comments in Note 1 regarding going concern, in the directors' opinion there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Board of Directors.

Mr Bryan Dulhunty
Executive Chairman

Sydney
Date: 26 February 2007

VIRALYTICS LIMITED AND ITS CONTROLLED ENTITIES

AUDITOR'S INDEPENDENCE DECLARATION UNDER SECTION 307C OF THE CORPORATIONS ACT 2001 TO THE DIRECTORS OF VIRALYTICS LIMITED

I declare that, to the best of my knowledge and belief, during the half year ended 31 December 2006 there have been:

(i) no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the review; and

(ii) no contraventions of any applicable code of professional conduct in relation to the review.

Bentleys MRI
Brisbane Partnership
Chartered Accountants

P.M.Power
Partner

Brisbane 26 February 2007

INDEPENDENT AUDITOR'S REVIEW REPORT

TO THE MEMBERS OF VIRALYTICS LIMITED

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report ("financial report") of Viralytics Limited, which comprises the condensed balance sheet as at 31 December 2006, and the condensed income statement, condensed statement of changes in equity, condensed cash flow statement for the half-year ended on that date, accompanying explanatory notes to the financial statements including a statement of significant accounting policies and the directors' declaration of the Viralytics Limited consolidated entity ("the consolidated entity"). The consolidated entity comprises Viralytics Limited ("the company") and the entities it controlled during the half-year period and at the half-year's end.

Directors' Responsibility for the Half-Year Financial Report

The directors of the Company are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' Responsibility

Our responsibility is to express a conclusion on the consolidated half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 "Review of an Interim Financial Report Performed by the Independent Auditor of the Entity", in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the consolidated entity's financial position as at 31 December 2006 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*. As the auditor of Viralytics Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the *Corporations Act 2001*. We confirm that the independence declaration required by the *Corporations Act 2001*, provided to the directors of Viralytics Limited on 21 February 2007, would be in the same terms if provided to the directors as at the date of this auditors' review report.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Viralytics Limited is not in accordance with the *Corporations Act 2001* including:

a) giving a true and fair view of the consolidated entity's financial position as at 31 December 2006 and of its performance for the half-year ended on that date; and

b) complying with Australian Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*.

Inherent Uncertainty Regarding Continuation as a Going Concern

Without qualification to the opinion expressed above, attention is drawn to the following matter. As a result of matters described in Note 1, there is significant uncertainty whether Viralytics Limited will be able to continue as a going concern and therefore whether it will realise its assets and extinguish its liabilities in the normal course of business and at the amounts stated in the financial report.

Bentleys MRI
Brisbane Partnership

P M Power
Partner

Brisbane 26 February 2007

END